ATCO
GROUP

Corporate Office

04024056

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

March 12, 2004

SUPPL

RECEIVED
MAR 29 2004
SEC MAIL PROCESSING SECTION WASH, D.C. 158

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed March 12, 2004 for symbol CU
- Corporation's Form 1, filed March 12, 2004 for symbol CU.X
- Corporation's Form 1, filed March 12, 2004 for symbol CU.PR.T
- Corporations' Form 1, filed March 12, 2004 for symbol CU.PR.V
- Corporation's Form 1, filed March 12, 2004 for symbol CU.PR.D
- Corporation's Form 1, filed March 12, 2004 for symbol CU.PR.A
- Corporation's Form 1, filed March 12, 2004 for symbol CU.PR.B

PROCESSED
APR 06 2004
THOMSON FINANCIAL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

dlw 4/5

Leslie Lawson
Corporate Secretarial Administrator

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	02/01/2004 - 02/29/2004

Summary

Issued & Outstanding Opening Balance :	41,164,159	As at :	02/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	7,732		
Issued & Outstanding Closing Balance :	41,171,891		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/29/2004	Conversion (General)	7,732
Totals		7,732

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/12/2004 12:48:26
Last Updated:	03/12/2004 12:47:54

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	02/01/2004 - 02/29/2004

Summary

Issued & Outstanding Opening Balance :	22,249,226	As at :	02/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-7,732		
Issued & Outstanding Closing Balance :	22,241,494		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/29/2004	Conversion (General)	-7,732
Totals		-7,732

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/12/2004 12:49:31
Last Updated:	03/12/2004 12:48:59

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	02/01/2004 - 02/29/2004

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	02/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/12/2004 12:50:21
Last Updated:	03/12/2004 12:50:11

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	02/01/2004 - 02/29/2004

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	02/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,146,730		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/12/2004 12:50:58
Last Updated:	03/12/2004 12:50:46

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	01/02/2004 - 02/29/2004

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	02/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/12/2004 12:51:27
Last Updated:	03/12/2004 12:51:21

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	02/01/2004 - 02/29/2004

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	02/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/12/2004 12:51:55
Last Updated:	03/12/2004 12:51:50

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	02/01/2004 - 02/29/2004

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	02/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/12/2004 12:52:29
Last Updated:	03/12/2004 12:52:25

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

March 12, 2004

SEC MAIL PROCESSING
RECEIVED
MAR 29 2004
WASH. D.C. 158 SECTION

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed March 12, 2004 for symbol ACO.X
- Corporation's Form 1, filed March 12, 2004 for symbol ACO.Y
- Corporation's Form 1, filed March 12, 2004 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Administrator

Encl.

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	02/01/2004 - 02/29/2004

Summary

Issued & Outstanding Opening Balance :	26,297,431	As at :	02/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	1,000		
Issued & Outstanding Closing Balance :	26,298,431		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/29/2004	Conversion (General)	1,000
Totals		1,000

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/12/2004 12:42:02
Last Updated:	03/12/2004 12:40:53

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	02/01/2004 - 02/29/2004

Summary

Issued & Outstanding Opening Balance :	3,507,801	As at :	02/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-1,000		
Issued & Outstanding Closing Balance :	3,506,801		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/29/2004	Conversion (General)	-1,000
Totals		-1,000

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/12/2004 12:43:11
Last Updated:	03/12/2004 12:42:33

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	02/01/2004 - 02/29/2004

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	02/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	03/12/2004 12:43:57
Last Updated:	03/12/2004 12:43:49